HYPERDYNAMICS CORPORATION

12012 Wickchester Lane, Suite 475

Houston, Texas 77079

June 7, 2017

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:	Ms. Loan Lauren P. Nguyen, Legal Branch Chief
Mr. Jerard Gibson

Re:	Hyperdynamics Corporation
Registration Statement on Form S-1
Filed May 1, 2017
File No. 333-217577

Ladies and Gentlemen:

This will acknowledge receipt of your letter of May 22, 2017 (the “Comment Letter”) relating to the above-captioned registration statement filed by Hyperdynamics Corporation, a Delaware corporation (the “Company,” “we,” “us” or “our”).  We submit the following responses to the comments of the Staff of the Securities and Exchange Commission set forth in the Comment Letter.  Set forth below are the Staff’s comments, indicated in bold, followed by the Company’s responses.

General

1.                                      With respect to the Series A Preferred Stock Offering, we note that between March 17 and April 26, 2017, you issued an aggregate of 1,951 Units of your securities. Each “Unit” consisted of (i) one share of the Company’s Series A Preferred Stock, and (ii) a warrant to purchase 223 shares of the Company’s common stock. Subscribers in the Series A Offering have an option (the “Subscriber Option”) to purchase additional Units following the effective date of this registration statement. We further note that the parties possessing purchase rights pursuant to the described Subscriber Option have not yet exercised an election to purchase the additional Units, comprised of the Series A Preferred Stock and common stock purchase warrants. This registration statement appears to register certain shares of common stock which underlie the Series A Preferred Stock and common stock purchase warrants. As such, the staff is of the view that no investment decision has been made with respect to the overlying Units, and the private placement is not yet complete. Please revise your registration statement, as necessary, to remove the resale of all shares of common stock whose immediately overlying convertible security has not yet been issued. Alternatively, provide a detailed analysis explaining how you concluded that the offer and sale of the Units was complete at the time this resale registration statement was filed, and, thereby, the overlying convertible preferred stock and warrants are currently outstanding. For guidance, please refer to Securities Act Sections CDI 139.11.

We have removed from the registration statement the up to 12,573,598 shares of common stock that may be issuable upon conversion of up to 3,000 shares of Series A Preferred Stock that may be issued pursuant to the Subscriber Option, the up to 669,000 shares of common stock that may be issuable upon exercise of common stock purchase warrants that may be issued pursuant to the Subscriber Option and the up to 79,420 shares of common stock that may be issuable upon exercise of common stock purchase warrants that may be issued to the placement agent for the Series A Preferred Stock and its designees in connection with exercises of the Subscriber Option.

Series A Preferred Stock Offering, page 37

2.                                      Revise to include an expanded discussion of the terms of the Subscriber Option and explain how you determined that such option is binding on the respective shareholders.

We have expanded the description of the terms of the Subscriber Option under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Series A Preferred Stock Offering.”  The Subscriber Option is not binding on the respective shareholders except insofar as, to the extent any of them elects to exercise it, he or she must comply with the notice, payment and other ministerial procedures set forth in the subscription agreement.

*           *           *

We trust that the statements contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If you have any questions or comments with respect to the foregoing, please contact the undersigned at 1-713-353-9400, or our legal counsel listed below at 1-212-259-7300.

Sincerely yours,

Hyperdynamics Corporation

By:	/s/ Raymond C. Leonard
Raymond C. Leonard
President and Chief Executive Officer

cc:                                Barrett DiPaolo, CKR Law LLP

Eleanor M. Osmanoff, CKR Law LLP